Special Opportunities Fund, Inc.
615 East Michigan Street, Milwaukee, WI 53202

March 16, 2015

Deutsche Asset & Wealth Management
One Beacon Street
Boston, MA 02108

Attn: John Millette, Secretary

Dear Mr. Millette:

Special Opportunities Fund, Inc. is the beneficial owner of shares in Deutsche Global High Income Fund with a value in excess of $2,000.00. We have held these shares for over 12 months and plan to continue to hold them through the next meeting of stockholders.

Pursuant to rule 14a-8 of the Securities Exchange Act of 1934, we hereby submit the following proposal and supporting statement for inclusion in management's proxy materials for the next meeting of stockholders for which this proposal is timely submitted.

RESOLVED:  The shareholders of Deutsche Global High Income Fund
(the "Fund") request that the Board of Directors authorize a self-tender offer for all outstanding shares of the Fund at or close to net asset value (NAV). If more than 50% of the Fund's outstanding shares are submitted for tender, the tender offer should be cancelled and the Fund should be liquidated or converted into an open-end mutual fund.

SUPPORTING STATEMENT

	The Fund's shares have traded at a double-digit discount to NAV in every month since May 2013. Given the Fund's small size and the poor liquidity of its shares, we believe shareholders should have an opportunity to realize a price much closer to NAV for their shares. Toward that end, the board should consider authorizing a self-tender offer for all outstanding shares of the Fund at or close to NAV.
If a majority of the Fund's outstanding shares are tendered, that would demonstrate that there is insufficient shareholder support for continuing the Fund as a closed-end fund. In that case, the tender offer should be cancelled and the Fund should be liquidated or converted into an open-end mutual fund.


 Very truly yours,

/S/Phillip Goldstein

Phillip Goldstein
Chairman